EXHIBIT 7.1

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

STATEMENT RE COMPUTATION OF RATIOS

	December 31,	December 31,	December 31,	December 31,	December 31,
(In millions of euro)	2008	2007	2006	2005	2004

Adjusted EBITDA
Profit attributable to shareholders of the Group	€227.6	€472.3	€333.7	€308.1	€106.7
Profit attributable to minority interests	12.3	14.5	7.5	12.3	14.3
Tax	106.4	128.4	89.9	86.6	69.9
Share of results of equity investments	(0.1)	1.6	(0.4)	(0.9)	(1.2)
Finance income	(16.9)	(11.7)	(11.0)	(3.7)	(6.7)
Finance costs	125.3	97.5	87.4	58.5	71.5

Operating profit	454.6	702.6	507.1	460.9	254.5
Add: Depreciation of property, plant and equipment	365.4	354.0	329.1	315.3	289.4
Add: Amortization of and adjustments to intangible assets	4.9	4.2	10.2	27.1	131.2
Add: Impairment of intangible assets	189.0	—	—	—	—
Add: Stock option compensation	9.3	5.8	4.0	3.6	1.4
Add: Non-recurring items	15.8	—	—	—	—
Add: Other non-cash items	—	—	—	—	3.6
Adjusted EBITDA	€1,039.0	€1,066.6	€874.9	€807.8	€680.1

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

RETURN ON INVESTED CAPITAL

	December 31,	December 31,	December 31,
(In millions of euro, except percentages)	2008	2007	2006

Tax Shield:
Finance costs	€(125.3)	€(97.5)	€(87.6)
Greek statutory tax rate	25%	25%	29%
	€	€	€
Amended Income Statement
Operating profit	€454.6	€702.6	€507.1
Add: Share of results of equity investments	0.1	(1.6)	0.4
Less: Tax	(106.4)	(128.4)	(89.9)
Less: Tax shield	(31.3)	(24.4)	(25.4)
	€317.0	€548.2	€392.2

Capital Employed
Cash and cash equivalents	€(724.6)	€(197.0)	€(305.5)
Short-term borrowings, less finance lease obligations and current portion of long-term borrowings	448.2	259.2	270.0
Current portion of long-term borrowings	391.6	3.1	3.0
Current finance lease obligations	81.5	54.0	33.9
Long-term borrowings, less current portion	1,761.3	1,471.2	1,515.6
Long-term finance lease obligations	132.0	111.2	82.2
Net debt	2,090.0	1,701.7	1,599.2
Shareholders’ equity	2,840.7	2,956.8	2,630.3
Capital employed	€4,930.7	€4,658.5	€4,229.5

Return on Invested Capital (ROIC)	6.4%	11.8%	9.3%

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

RATIO OF EARNINGS TO FIXED CHARGES

	December 31,	December 31,	December 31,	December 31,	December 31,
(In millions of euro, except ratios)	2008	2007	2006	2005	2004

Earnings
Profit before tax	€346.3	€615.2	€431.1	€407.0	€190.9
Add: fixed charges	158.2	128.5	109.3	72.7	83.0
Less: interest capitalized	(6.4)	(5.3)	(4.1)	(3.1)	—
Total earnings	€498.1	€738.4	€536.3	€476.6	€273.9

Fixed charges
Finance costs	€4.7	€1.1	€2.8	€4.5	€12.5
Interest on bank loans and overdrafts	105.3	91.8	81.1	49.4	52.6
Interest on other loans	0.4	0.4	1.2	0.4	0.2
Interest on finance leases	14.7	10.4	6.6	2.5	2.0
Rental expense on operating leases *	33.1	24.8	17.6	15.9	15.7
Total fixed charges	€158.2	€128.5	€109.3	€72.7	€83.0

Ratio of Earnings to Fixed Charges	3.1	5.7	4.9	6.6	3.3

*                      Rental expense on operating leases has been determined as the 1/3 of rental expense for each year, which we consider to be a reasonable approximation of the interest factor.